McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308

September 21, 2005

Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: SEC Comment Letter dated August 24, 2005
Registrant: Gentiva Health Services, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2005
Forms 10-Q for Fiscal Quarters Ended April 3, 2005 and July 3, 2005
File No. 001-15669

Dear Ms. Akins:

This is to confirm our telephone conversation of August 31, 2005 and our exchange of telephone messages today concerning the above-referenced Comment Letter. In our call of August 31, we indicated that we expected to be able to file the Registrant's responses by close of business September 22, 2005, and that we would contact you further if additional time was necessary. In our exchange today, we established that these responses will be filed with you not later than the close of business September 27, 2005.

If you have any questions, please contact me.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW:lar

cc: Mr. John R. Potapchuk
Mr. Stephen B. Paige